Exhibit 99.2

IHP I Owner JV, LLC and Affiliates
Financial Statements
As of December 31, 2014 and For the Period November 17, 2014 through December 31, 2014
With Report of Independent Certified Public Accountants

Report of Independent Certified Public Accounting Firm

To the Partners of
IHP I Owner JV, LLC

We have audited the accompanying combined financial statements of IHP I Owner JV, LLC ( a Delaware limited liability company) and Affiliates, which comprise the combined balance sheet as of December 31, 2014, and the related combined statements of operations, owners' equity, and cash flows for the period November 17, 2014 through December 31, 2014, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of IHP I Owner JV, LLC and Affiliates as of December 31, 2014 and the results of their operations and their cash flows for the period November 17, 2014 through December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania

April 2, 2015

IHP I Owner JV, LLC and Affiliates
Combined Balance Sheet
(In thousands)

December 31, 2014
Assets:
Investment in hotel properties, net	$946,418
Cash and cash equivalents	18,237
Restricted cash	84,281
Hotel receivables (net of allowance for doubtful accounts of $0)	5,065
Deferred costs, net	15,181
Intangibles, net	14,135
Prepaid expenses and other assets	3,623
Total assets	$1,086,940

Liabilities and Owner's Equity:
Debt	$817,000
Accounts payable and accrued expenses	14,947
Total liabilities	831,947

Commitments and contingencies

Owners' Equity
Contributions	278,515
Distributions and accumulated deficit	(23,522)
Total owners' equity	254,993
Total liabilities and owners' equity	$1,086,940

The accompanying notes are an integral part of these combined financial statement.

IHP I Owner JV, LLC and Affiliates
Combined Statement of Operations
(In thousands)

Period from November 17, 2014 through December 31, 2014
Revenue:
Room	$19,598
Food and beverage	863
Other	500
Total revenue	20,961
Expenses:
Hotel operating expenses:
Room	5,160
Food and beverage expense	680
Telephone expense	232
Other hotel operating expense	129
General and administrative	2,384
Franchise and marketing fees	1,281
Advertising and promotions	745
Utilities	931
Repairs and maintenance	1,134
Management fees	1,006
Insurance	72
Total hotel operating expenses	13,754
Depreciation and amortization	3,781
Amortization of intangibles	108
Property taxes and insurance	1,602
General and administrative	895
Hotel property acquisition costs and other charges	18,877
Total operating expenses	39,017
Operating loss	(18,056)
Interest expense, including amortization of deferred fees	(4,580)
Net loss	$(22,636)

The accompanying notes are an integral part of these combined financial statement.

IHP I Owner JV, LLC and Affiliates
Combined Statement of Owners' Equity
(In thousands)

	Contributions	Distributions and Accumulated Deficit	Total Owners' Equity
Balance, beginning of period, at November 17, 2014	$—	$—	$—
Contributions	278,515	—	278,515
Net loss	—	(22,636)	(22,636)
Distributions	—	(886)	(886)
Balance at December 31, 2014	$278,515	$(23,522)	$254,993

The accompanying notes are an integral part of these combined financial statement.

IHP I Owner JV, LLC and Affiliates
Combined Statement of Cash Flows
(In thousands)

Period from November 17, 2014 through December 31, 2014
Cash flow from operating activities:
Net loss	$(22,636)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,735
Amortization of deferred franchise fees	46
Amortization of deferred financing costs included in interest expense	697
Amortization of intangibles	108
Changes in assets and liabilities:
Hotel receivables	(5,065)
Prepaid expenses and other assets	(3,623)
Accounts payable and accrued expenses	14,947
Net cash used in operating activities	(11,791)

Cash flows from investing activities:
Investment in hotel properties, net of cash received	(950,017)
Improvements and additions to hotel properties	(137)
Payments for franchise fees and intangibles	(18,757)
Restricted cash	(84,280)
Net cash used in investing activities	(1,053,191)

Cash flows from financing activities:
Proceeds from issuance of debt	817,000
Payments of financing costs	(11,410)
Contributions	278,515
Distributions	(886)
Net cash provided by financing activities	1,083,219

Net change in cash and cash equivalents	18,237
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$18,237

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,386
Supplemental disclosure of non-cash information:
Accrued improvements and additions to hotel properties	$2

See Note 3 to the financial statements for a description of assets and liabilities acquired in connection with the acquisition of 48 hotels.

The accompanying notes are an integral part of these combined financial statement.

IHP I Owner JV, LLC and Affiliates

Notes to Financial Statement
(dollars in thousands)

1.	Organization
IHP I Owner, LLC, a Delaware limited liability company, was formed on November 17, 2014, as a joint venture between affiliates of NorthStar Realty Finance Corp. (“NorthStar”) and Chatham Lodging, L.P. (“Chatham”) to acquire a portfolio of 48-hotels (hereinafter referred to as the "Inland Acquisition"). IHP I Owner JV, LLC wholly owns various limited liability companies which individually own the properties acquired. The properties are leased to IHP I OPS, LLC and IHP I OPS-II, LLC (hereinafter referred to as the "Affiliate Lessees"). Through wholly-owned subsidiaries, Northstar owns a 90.0% interest and Chatham owns a 10.0% interest in IHP I Owner JV, LLC and Affiliates. Together, the IHP I Owners JV, LLC and the Affiliate Lessees' are referred to herein as collectively “we,” “us,” or the “Company.”
At December 31, 2014, the Company owned 48 hotels with an aggregate of 6,351 (unaudited) rooms located in 20 states. The hotels operate under the following brands: Residence Inn by Marriott (13 hotels), Hampton Inn by Hilton (7 hotels), Hyatt House (1 hotel), Courtyard by Marriott (16 hotels), Homewood suites by Hilton (8 hotels), Aloft (2 hotels) and Springhill Suites by Marriott (1 hotel). As of December 31, 2014, management of 34 of the hotels is provided pursuant to management agreements with Island Hospitality Management ("IHM"), which is 90%, owned by Jeffrey H. Fisher, the Chairman of the Board and Chief Executive Officer of Chatham Lodging Trust, which is the sole general partner of Chatham. Fourteen of the hotels are managed by Marriott International (“Marriott”).
The affiliated partnerships combined in these financial statements are IHP I Owner JV, LLC and IHP I OPS JV, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated and combined financial statements include all of the accounts of IHP I Owner JV, LLC and its subsidiaries and all of the accounts of the Affiliate Lessees’. Combined financial statements of IHP I Owner JV, LLC and the Affiliate Lessees, which are under common control and common management, have been presented in order to provide a more meaningful presentation of the operations of IHP I Owner JV, LLC. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allocation of the purchase price of hotels, the allowance for doubtful accounts and the fair value of hotels that are held for sale or impaired.

Fair Value of Financial Instruments
FASB guidance on fair value measurements and disclosures defines fair value for GAAP and establishes a framework for measuring fair value as well as a fair value hierarchy based on the quality and nature of inputs used to measure fair value. The term “fair value” in these financial statements is defined in accordance with GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1 Inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2 Inputs represent other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3 Inputs are those that are unobservable.

    The carrying value of the Company's cash, accounts receivables, accounts payable and accrued expenses approximate fair value because of the relatively short maturities of these instruments.  The Company is not required to carry any other assets or liabilities at fair value on a recurring basis other than its interest rate caps.  The interest rate caps are valued using Level 3 inputs and are valued at $173 as of December 31, 2014.
When the Company classifies an asset as held for sale, the Company assesses whether the asset's carrying value is greater than fair value less selling costs.  If so, the asset is written down to fair value less selling costs on a nonrecurring basis.  The fair value determinations are based on Level 3 inputs as they are generally based on broker quotes or other comparable sales information.
The Company also disclosed the fair value of its variable rate debt based estimates of current terms the Company would expect to receive in under the current general market conditions, as compared to the terms and conditions of the Company's debt. The fair value determination is based on level 3 inputs as they are based on the fair value hierarchy.
Investment in Hotel Properties

The Company allocates the purchase prices of hotel properties acquired based on the fair value of the acquired real estate, furniture, fixtures and equipment, identifiable intangible assets and assumed liabilities. In making estimates of fair value for purposes of allocating the purchase price, the Company utilizes a number of sources of information that are obtained in connection with the acquisition of a hotel property, including valuations performed by independent third parties and information obtained about each hotel property resulting from pre-acquisition due diligence. Hotel property acquisition costs are expensed in the period incurred.
The Company’s investment in hotel properties are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings, 20 years for land improvements, 15 years for building improvements and three to ten years for furniture, fixtures and equipment. Renovations and replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Company’s accounts and any resulting gain or loss is recognized in the combined statements of operations.
The Company periodically reviews its hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows, without interest charges, from operations and the net proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized. For the period November 17, 2014 through December 31, 2014, no impairment charges on hotels held for use were recorded.
The Company will consider a hotel property as held for sale when either the Company determines it will be actively selling the hotel and a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash, no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner and the sale is expected to occur within one year. If these criteria are met, depreciation and amortization of the hotel property ceases and the carrying value of each hotel is recorded at the lower of its carrying value or its estimated fair value less estimated costs to sell. The Company classifies together with the related operating results, as discontinued operations in the combined statements of operations and classifies the assets and related liabilities as held for sale in the combined balance sheets for all periods presented. As of December 31, 2014, the Company had no hotel properties held for sale.
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short term liquid investments with an original maturity when purchased of three months or less. Cash balances in individual banks may exceed federally insurable limits.

Restricted Cash

Restricted cash represents escrows for reserves required pursuant to the Company’s loans or hotel management agreements. Included in restricted cash on the accompanying combined balance sheet at December 31, 2014, are renovation, property tax and insurance escrows of $84,281. The hotel mortgage loan agreements require the Company to fund 4% of gross hotel revenues on a monthly basis for furnishings, fixtures and equipment and general repair maintenance reserves (“Replacement Reserve”), in addition to property tax and insurance reserves, into an escrow account held by the lender.

Hotel Receivables
Hotel receivables consist of amounts owed by guests staying at the Company’s hotels at year end and amounts due from business and group customers. An allowance for doubtful accounts is provided and maintained at a level believed to be adequate to absorb estimated losses. At December 31, 2014, no allowance for doubtful accounts was considered necessary by management.

Deferred Costs
Deferred costs consisted of the following at December 31, 2014:

December 31, 2014
Loan costs	$11,411
Franchise fees	4,513
15,924
Less accumulated amortization	(743)
Deferred costs, net	$15,181

Loan costs are recorded at cost and amortized over a straight-line basis, which approximates the effective interest rate method, over the term of the loan. Franchise fees are recorded at cost and amortized over a straight-line basis over the term of the franchise agreements. For the period ended December 31, 2014, amortization expense related to franchise fees of $46 was included in depreciation and amortization in the combined statement of operations. Amortization expense of $697 related to loan costs for the period ended December 31, 2014 is included in interest expense in the combined statement of operations.

Intangibles

Intangibles, consisting of identifiable intangibles acquired in the Inland Acquisition are as follows:

December 31, 2014
Intangible assets	$14,243
Less accumulated amortization	(108)
Intangibles, net	$14,135

Based on the third party valuations, the Company ascribed $14,243 of value related to the difference in Lieu of Taxes (Pilot) and the real estate taxes over the life of the lease agreements associated with the following hotels:
IHP Elizabeth I (NJ) Owner, LLC - $6,191
IHP Elizabeth II (NJ) Owner, LLC - $8,052

The intangible assets are amortized over 194 months, which corresponds to the term of the land leases as follows:

Amount
2015	$879
2016	879
2017	879
2018	879
2019	879
Thereafter	9,740
Total	$14,135
Prepaid Expenses and Other Assets

The Company’s prepaid expenses and other assets consist of prepaid insurance, deposits, hotel supplies inventory and the fair value of the company’s interest rate caps.

Accounting for derivative instruments

    The Company records its derivative instruments on the balance sheet at their estimate fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. The Company’s interest rate caps are not designated as a hedge but to eliminate the incremental cost to the Company if one-month LIBOR were to exceed 2.5% during the period ending December 31, 2014. Accordingly, the interest rate caps are recorded on the balance sheet at estimated fair value with realized and unrealized changes in the fair value reported in the combined statement of operations.

Revenue Recognition

    Revenue from hotel operations is recognized when rooms are occupied and when services are provided. Revenue consists of amounts derived from hotel operations, including sales from room, meeting room, restaurants, gift shop, in-room movie and other ancillary amenities. Sales, use, occupancy, and similar taxes are collected and presented on a net basis (excluded from revenue) in the accompanying combined statement of operations.

    Income Taxes
    The Company is a limited liability company (“LLC”) and has elected to be taxed as a partnership. Therefore, the Company is solely a pass-through entity and does not have any federal or state income tax liabilities. Accordingly, the Company does not record a provision for income taxes because the members report their share of the Company’s income or loss on their income tax returns.
The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The recognition of any tax benefit is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending members’ capital. Based on its analysis, the Company has determined that it has not recognized any tax benefit nor incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period ended December 31, 2014.

The Company files income tax returns in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is subject to income tax examinations by major taxing authorities for all previous income tax returns filed.

Recently Issued Accounting Standards
In April 2014, the FASB issued amendments to guidance for reporting discontinued operations and disposals of components of an entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s operations and financial results or a business activity classified as held for sale upon acquisition should be reported as discontinued operations. The amendments also expand the disclosure requirements for discontinued operations and add new disclosures for individually significant dispositions that do not qualify as discontinued operations. The amendments are effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014. Early adoption is only permitted for disposals that have not been reported in financial statements previously issued. We adopted this accounting standard update effective November 17, 2014 and the implementation of the amended guidance did not have a material impact on the Company's consolidated financial position or results of operations, but do expect these amendments to impact the Company's determination of which future property disposals qualify as discontinued operations as well as requiring additional disclosures about discontinued operations.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on it financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entities Ability to Continue as a Going Concern, which requires management to perform interim and annual assessments of an entities ability to continue within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity's ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017 and will not have an impact on the Company's financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU 2015-02 Amendments to the Consolidation Analysis, which requires amendments to both the variable interest entity and voting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (iii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company is currently evaluating the effect the guidance will have on its combined financial statements.

3. Acquisition of Hotel Properties

On November 17, 2014, the Company acquired 48 hotels. Prior to the acquisition, the Company was funded with member contributions of $278,515. The Company funded the acquisition with available cash, the issuance of debt of $817,000 and the assumption of other liabilities of $2,712. The Company incurred acquisition costs of $18,877 during the period November 17, 2014 through December 31, 2014 related to the Inland Acquisition.

Hotel Purchase Price Allocation

The following table presents the allocation of the purchase price of the assets acquired and the liabilities issued, based on the fair value on the date of its acquisition was (in thousands):

Land and improvements	$107,412
Building and improvements	796,823
Acquired intangibles	18,756
Other assets acquired	153,407
Total assets acquired	$1,076,398

Accounts payable and accrued expenses assumed	(2,712)
Debt issued	(817,000)
Total liabilities	$(819,712)
The value of the assets acquired was primarily based on a sales comparison approach (for land) and a depreciated replacement cost approach (for building and improvements and furniture, fixtures and equipment). The sales comparison approach uses inputs of recent land sales in the respective hotel markets. The depreciated replacement cost approach uses inputs of both direct and indirect replacement costs using a nationally recognized authority on replacement cost information as well as the age, square footage and number of rooms of the respective assets.  Operating assets and liabilities are recorded at carrying value because of the liquid nature of the assets and relatively short maturities of the obligations.

4. Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level believed to be adequate to absorb losses and is based on past loss experience, current economic and market conditions and other relevant factors. At December 31, 2014, no allowance for doubtful accounts was considered necessary by management.
5. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2014 consisted of the following:

December 31, 2014
Land and improvements	$107,412
Building and improvements	796,825
Furniture, Fixtures and equipment	45,781
Renovations in progress	135
950,153
Less accumulated depreciation	(3,735)
Investment in hotel properties, net	$946,418

6. Debt

Debt is comprised of the following at December 31, 2014:

					Principal Balance	Property Carrying Value
		Monthly Payment			(In Thousands)	(In Thousands)
	Interest Rate	(In thousands)			December 31,	December 31,
	2014	Amount	Beginning	Maturity Date	2014	2014
Variable rate debt
Bank of America Loan(1)	3.76%	$2,561	11/17/2014	12/9/2016	$817,000	$946,283

(1) During the period November 17, 2014 through December 31, 2014, the Company received a $817,000, non-recourse loan with Bank of America, collateralized by the 48 hotels (the "Loan agreement"). The loan is a five year, interest only loan comprised of a two year loan with three, one year extension options. The first extension is not contingent on any factors. Interest only payments are due monthly. The interest rate is based on one month LIBOR plus 3.6% (3.76% at December 31, 2014). Monthly payments are based on the number of days and loan balance during the period. Payments are based on the average weighted rate. In connection with entering into the loan, Chatham could be required under its unconditional guaranty to repay portions of this indebtedness.

The company estimates the fair value of its variable rate debt by taking into account general market conditions and the estimated credit terms it could obtain for debt with similar maturity and is classified within level 3 of the fair value hierarchy. The estimated fair value of the Company’s variable rate debt as of December 31, 2014 was $816,597.
     As of December 31, 2014, the Company was in compliance with all of its financial covenants including but not limited to the following:

(1)	Chatham shall collectively maintain a Net Worth (as defined in the Loan agreement) of not less than $260,000 in the aggregate

(2)
Chatham shall maintain Unencumbered Liquid Assets (as defined in the Loan agreement) of not less than $28,000 of which not less than $10,000 of Unencumbered Liquid Cash Assets (as defined in the Loan agreement).

    Future scheduled principal payments of debt obligations as of December 31, 2014, and for each of the next five calendar years and thereafter is as follows:

Amount
2015	$—
2016	817,000
2017	—
2018	—
2019	—
Thereafter	—
$817,000

7. Owners' Equity

The ownership of the Company at December 31, 2014 was as follows:

December 31, 2014
Owners' Name
Platform Member - II-T LLC	90%
Chatham IHP, LLC	10%
Total	100%

8. Concentration of Credit Risk

Cash is maintained with high quality financial institutions and is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per financial institution. At times, cash balances may exceed the FDIC insured limits. Due to the highly liquid nature of cash and the use of high quality financial institutions, management believes that it has limited its credit exposure.

9. Commitments and Contingencies

Litigation

The nature of the operations of the hotels exposes the hotels and the Company to the risk of claims and litigation in the normal course of their business. The Company is not presently subject to any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or its properties.

Hotel Ground Rent
The subsidiary owners of the Courtyard by Marriott Elizabeth, NJ and the Residence Inn Elizabeth, NJ are lessees under a ground lease, as amended. Under the ground lease, no lease payments are due and the lease expires on the earlier of the day on which any Payment in Lieu of Tax (“PILOT”) Bonds are repaid in their entirety or June 4, 2048. At lease expiration, the lessee may acquire the land for $1. The subsidiary owners are also party to Allocation Agreements which require the lessee to make quarterly PILOT payments through the end of the PILOT program in February, 2031. The payments required under the Allocation Agreements are expensed as incurred. PILOT payments are equal to approximately $352 and $383 per year.

The following is a schedule of the PILOT payments required under the Allocation Agreements:

Amount
2015	$735
2016	735
2017	735
2108	737
2109	737
Thereafter	9,684
Total	$13,363

Hotel Management Agreements
As of December 31, 2014, 34 of the 48 hotels are managed by IHM. The management agreements with IHM have an initial term of five years and may be extended subject to approval by both IHM and the Company.  The IHM management agreement may be terminated, for no termination fee, by giving not less than 30 days prior written notice and upon the assignment of the of lessees interests in the related hotel or upon sale or transfer of such hotel. The IHM management agreements may be terminated for cause, including the failure of the managed hotel to meet specified performance levels. The IHM management agreements provide for a base management fee of 3% for the managed hotel’s gross revenues. Management agreements with IHM also provide for accounting fees up to one-thousand two hundred dollars per month per hotel as well a revenue management fee of seven hundred and fifty dollars per month per hotel. Marriott manages 14 of the hotels under a management and franchise agreement. These agreements expire in 2033. The agreements may be renewed on the same terms and conditions for one successive period of ten years. The Marriott agreements may be terminated for cause, including the failure of the managed hotel to meet specified performance levels. The combined management and franchise fee is 7% of gross revenue plus an incentive management fee equal to 25% of available cash in any year, as defined in the agreements.

Hotel Franchise Agreements

The Affiliate Lessees' have entered into franchise agreements with Marriott International, Inc. (“Marriott”), relating to six Residence Inn hotels, ten Courtyards by Marriott. These franchise agreements expire between 2021 and 2030. The Marriott franchise agreements provide for franchise fees ranging from 5.5% to 6% of the hotel’s gross room sales plus marketing fees ranging from 2% to 2.5% of the hotel’s gross room sales. The Marriott franchise agreements are terminable by Marriott in the event that the applicable franchisee fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency, are terminable by Marriott at will. The Marriott franchise agreements provide that, in the event of a proposed transfer of the hotel, the Company’s Lessee’s interest in the agreement or more than a specified amount of the Company’s Lessee to a competitor of Marriott, Marriott has the right to purchase or lease the hotel under terms consistent with those contained in the respective offer and may terminate if the Company’s Lessee elects to proceed with such a transfer.

The Affiliate Lessees' have entered into franchise agreements with Hampton Inns Franchise LLC (“Hampton Inn”), relating to seven Hampton Inn hotels. The franchise agreements expire in 2029. The Hampton Inn franchise agreements provide for a monthly program fee equal to 4% of the hotel’s gross rooms revenue plus a royalty fee equal to 6% of the hotel’s gross rooms revenue. Hampton Inns may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency.

The Affiliate Lessees' have entered into franchise agreements with Homewood Suites Franchise LLC (“Homewood Suites”), relating to eight Homewood Suites hotels. The franchise agreements expire in 2029. The Homewood Suites franchise agreements provide for a monthly program fee ranging from 3.5% to 4.3% of the hotel’s gross rooms revenue plus royalty fees equal to 5.5% of the hotel’s gross rooms revenue. Homewood Suites may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency.

The Affiliate Lessees' have entered into franchise agreements with The Sheraton, LLC (“Sheraton”), relating to the Birmingham Aloft and Chapel Hill Aloft hotels. The franchise agreements have initial terms of 20 years and expire in 2034. Neither of the agreements has a renewal option. The Sheraton franchise agreements provide for royalty fees of 5% of gross rooms sales. Sheraton may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.

The Affiliate Lessees' have entered into franchise agreements with Hyatt House Franchising, LLC (“Hyatt House”) relating to one Hyatt House hotel. The franchise agreements expire in 2032. The Hyatt House franchise agreements provide for royalty fees of 5% of gross rooms revenue plus marketing fees ranging from 3.5% to 4% of gross rooms revenue. Hyatt may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.
10. Related Party Transactions

As of December 31, 2014, 34 hotels are managed by IHM. Management, revenue management and accounting fees incurred by the Company for the period November 17, 2014 through December 31, 2014 was $470 and $536, respectively. At December 31, 2014, the amount due to IHM was $229.

11. Subsequent Events

The Company has performed an evaluation of subsequent events since the balance sheet date through April 2, 2015, the date of the issuance of the financial statements.